

AiPEXAR

An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - November 2024

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



— AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 11/29/2024

YTD	24.14%
1Y	29.70%
3Y	14.36%
5Y	56.55%
10Y	157.98%
10Y Volatility	18.23%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 11/29/2024

Top 10 Holdings: As of 11/29/2024

	Index Weight(%)	Sector
APPLE INC	5.04%	Electronic Technology
MICROSOFT CORP	4.98%	Technology Services
NVIDIA CORP	4.78%	Electronic Technology
AMAZON.COM INC	2.64%	Retail Trade
ALPHABET INC-CL A	2.05%	Technology Services
META PLATFORMS INC	1.82%	Technology Services
NETFLIX INC	1.58%	Technology Services
ELI LILLY & CO	1.57%	Health Technology
BERKSHIRE HATHAWAY INC-CL B	1.48%	Finance
GOLDMAN SACHS GROUP INC	1.45%	Finance
Total	**27.39%**	

Annual Index Performance: Historical & Simulated*

2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%	17.7%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 11/29/2024



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
December 02, 2024

Monthly Performance Report - November 2024

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	4.32%	2.78%
Consumer Non-Durables	3.50%	3.85%
Consumer Services	2.98%	3.29%
Electronic Technology	18.57%	20.09%
Finance	17.12%	14.11%
Health Technology	7.84%	8.24%
Producer Manufacturing	3.21%	4.16%
Retail Trade	6.33%	7.93%
Technology Services	18.22%	18.45%
Utilities	4.88%	2.50%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	0.19%	0.34%
Consumer Non-Durables	0.10%	0.04%
Consumer Services	0.27%	0.35%
Electronic Technology	0.72%	0.52%
Finance	1.36%	1.81%
Health Technology	-0.13%	-0.17%
Producer Manufacturing	0.31%	0.25%
Retail Trade	0.78%	0.79%
Technology Services	1.26%	1.53%
Utilities	0.09%	0.13%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

